UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13D
              UNDER THE SECURITIES EXCHANGE ACT OF 1934



                       VINEYARD OIL AND GAS CO.
                           (Name of Issuer)


                            COMMON STOCK
                    (Title of Class of Securities)


                                 NONE
                            (CUSIP Number)

                        Norman A. Stark, Esq.
                            The Stark Firm
                     100 State Street, Suite 210
                          Erie, PA 16507-1454
                         nstark@starkfirm.com
                             (814) 454-9898
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                             MAY 10, 2002
       (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a
        statement on Schedule 13G to report the acquisition
        that is the subject of this Schedule 13D, and is
        filing this schedule because of
        SectionSection240.13d-1(e), 240.13d-1(f) or
        240.13d-1(g), check the following box. [   ]










     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
     Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


     CUSIP NO.:      None

     1.  Names of Reporting Persons.  I.R.S. Identification
     Nos. of above persons (entities only).
          Sabre Oil and Gas, Inc.     25-1608221



     2.  Check the Appropriate Box if a Member of a Group (See
     Instructions)
          (a)
          (b)   X

     3.  SEC Use Only


     4.  Source of Funds (See Instructions) AF


     5.  Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)
     6.  Citizenship or Place of Organization    PA corporation



     No. of Shares         7.  Sole Voting Power 1,043,710
                           (19.8%)

     Beneficiary Owned     8.  Shared Voting Power     not
                           applicable

     by Each Reporting     9.  Sole Dispositive Power 1,043,710
                           (19.8%)

     Person With           10. Shared Dispositive Power   not
                           applicable


     11. Aggregate Amount Beneficially Owned by Each Reporting
     Person

         1,043,710 (19.8%)






_____________________________________________________________________________

     12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions).


_____________________________________________________________________________

     13.  Percent of Class Represented by Amount in Row (11)
      19.8%

     14.  Type of Reporting Person (See Instructions)

               CD





______________________________________________________________________________



______________________________________________________________________________



     ITEM 1.        SECURITY AND ISSUER

                    This statement relates to the Common Stock of Vineyard Oil & Gas Co. whose primary office is located at 10299 W. Main Road, North East, PA 16428.

     ITEM 2.        IDENTITY AND BACKGROUND

                    The person filing this Schedule is Sabre
                    Oil and Gas, Inc., a Pennsylvania
                    corporation with its principal office
                    located at RD #1, Box 39, Derrick City, PA
                    16727. It's principal business is oil and gas production. During the last 5 years, the person has not been involved in any criminal or civil proceedings.

     ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER
                    CONSIDERATION

                    The source of the $417,484.25 used to
                    purchase the Vineyard stock was an advance from an affiliated company, East Resources, Inc., which is planned to be repaid with bank financing obtained by Sabre in the near term. There are no written agreement evidencing this loan advance.

     ITEM 4.        PURPOSE OF TRANSACTION

                    The purpose of the transaction is to gain representation on Vineyard's Board of Directors. However, the reporting person presently has no plan or proposal that would relate to or result in any extraordinary corporate transaction.

     ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

                    Refer to the Cover Page, Rows 7 through 11 and 13.

     ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF
                    THE ISSUER

                    There are no contracts, arrangements,
                    understandings or relationships with
                    respect to securities of the issuer between the reporting person and any other person with respect to the stock of Vineyard.

     ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

             None



                            SIGNATURE

            After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.

                                          THE STARK FIRM


     Date: May 17, 2002


BY:__________________________________
                                           Norman A. Stark, Esq.
                                           Agent for Sabre Oil
     and Gas, Inc.